Exhibit 99.3

NICE Actimize Adds Cryptocurrency Innovator CipherTrace to
X-Sight Marketplace to Enhance Due Diligence and Reduce Risk

Complementing NICE Actimize’s AML solutions portfolio, CipherTrace cryptocurrency solutions detect money laundering and enable regulatory supervision

Hoboken, N.J., January 17, 2020 – With cryptocurrency-related compliance issues on the rise, and an increase in enforcement actions anticipated, the need for financial institutions to adopt solid AML programs addressing this market segment is expected to escalate this year. With this activity at the forefront, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that CipherTrace, a leading provider of cryptocurrency intelligence and blockchain security, has joined the X-Sight Marketplace, the industry’s first financial crime and compliance ecosystem. The X-Sight Marketplace gateway connects financial services organizations with data, applications, tools and service providers, all in one place, to allow users to experience the value of choice while reducing integration timelines.

The CipherTrace offering identifies cryptocurrency transactions going to digital wallets and crypto exchanges that are known to have significant illicit activity or poor client due diligence processes. Utilizing the CipherTrace offering, crypto exchanges and wallets will have greater visibility to criminal activity for which the transactions can be screened, and appropriate actions taken.

“As financial services organizations take a more active role within the virtual currency landscape, they are increasingly focused on understanding their client’s investment in these currencies as well as the velocity of the funds traveling in and out of the exchanges,” said Craig Costigan, CEO, NICE Actimize. “The addition of a strong cryptocurrency innovator like CipherTrace to the X-Sight Marketplace not only complements our robust anti-money laundering portfolio but also supports FSOs as they strengthen their strategies against cryptocurrency-related fraud and money laundering activities.”

“Financial services organizations are looking for technology offerings that integrate with their existing compliance program as they address the challenges of cryptocurrency adoption, both to protect their reputations and their customer’s assets,” said David Jevans, Chief Executive Officer and Founder, CipherTrace. “This problem is much bigger than many financial institutions realize. Recent CipherTrace research found that a typical large bank processes as much as $2 billion a year in cryptocurrency-related transfers. We are pleased to partner with NICE Actimize and its X-Sight Marketplace ecosystem to strengthen the need in this area while fighting financial crime.”

Cryptocurrency theft surged in 2019 compared to the previous year, with more money flowing through digital exchanges and an increasing number of criminals looking to carry out bigger heists, according to CipherTrace’s study “Cryptocurrency Anti-Money Laundering (AML) Report.” The report also stated that around one-third of the top 120 crypto exchanges are "weak" when it comes to know-your-customer (KYC) verification, while fully two-thirds "lack strong KYC policies," reinforcing the need for effective technology solutions that specialize in cryptocurrencies.

NICE Actimize’s X-Sight Marketplace currently has nearly 40 partners in its growing ecosystem, with offerings addressing such categories as customer & counterparty intelligence, data management, device & channel intelligence, identity verification, screening & adverse media, user authentication & fraud, CDD/KYC, transaction monitoring, and alert & case management.

For more information on the X-Sight Marketplace, please click here.

About CipherTrace
CipherTrace is the world’s leader in cryptocurrency intelligence, with the most comprehensive tracing, risk scoring and threat detection—including more than 800 tokens and over 500 crypto exchanges and virtual assets businesses. CipherTrace’s anti-money laundering, compliance monitoring, and Crypto Risk Intelligence solutions are powered by advanced cryptocurrency intelligence and used by top banks. Financial investigators and auditors use CipherTrace blockchain to trace virtual asset transactions. Leading exchanges, virtual currency businesses, banks, and regulators themselves use CipherTrace to comply with regulation and to monitor compliance. CipherTrace was founded in 2015 by experienced Silicon Valley entrepreneurs with deep expertise in cybersecurity, eCrime, payments, banking, encryption, and virtual currencies. The U.S. Department of Homeland Security Science and Technology (S&T) and DARPA initially funded CipherTrace, and it is backed by leading Silicon Valley venture capital investors.

Visit www.ciphertrace.com for more information or follow the company on Twitter @CipherTrace and on LinkedIn.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are    trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.